Exhibit 99.2

ITW Conference Call

First Quarter

2007

ITW
Agenda

1. Introduction…………….…………John Brooklier/David Speer

2. Financial Overview……………...Ron Kropp

3. Manufacturing Segments………John Brooklier

4. Forecast 2007……………….……Ron Kropp

5. Q & A………………....…………..John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions, base revenue growth, earnings growth, operating income, tax rates, use of free cash and potential acquisitions for the 2007 full year and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn in the construction, general industrial, automotive or food institutional and service markets, (2) deterioration in international and domestic business and economic conditions, particularly in North America, Europe, Asia or Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Conference Call Playback

Replay number: 203-369-0120

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Telephone replay available through midnight of
May 2, 2007

Webcast / PowerPoint replay available at
itw.com website

ITW
Quarterly Highlights

	2006	2007	F(U) Last Year	
	Q1	Q1	Amount	%
Operating Revenues	3,297.0	3,759.0	462.0	14.0%
Operating Income	540.0	568.6	28.6	5.3%
% of Revenues	16.4%	15.1%	-1.3%	
Net Income				
Income Amount	366.5	402.4	35.9	9.8%
Income Per Share-Diluted	0.65	0.71	0.06	9.2%
Average Invested Capital	8,594.6	9,980.6	(1,386.0)	-16.1%
Return on Average Invested Capital	17.3%	16.1%	-1.2%	
Free Operating Cash Flow	323.1	337.5	14.4	4.5%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	1.0%	2.5%	0.3%
Nonvolume-related	-	-0.2%	-
Total	1.0%	2.3%	0.3%
Acquisitions	10.7%	-	-1.6%
Divestitures	-0.5%	-0.2%	-
Translation	3.0%	2.4%	-0.1%
Impairment	-	1.9%	0.3%
Restructuring	-	-1.1%	-0.2%
Intercompany/Other	-0.2%	-	-
Total	14.0%	5.3%	-1.3%

ITW
Non Operating & Taxes

	2006 Q1	2007 Q1	F(U) Last Year Amount	%
Operating Income	540.0	568.6	28.6	5.3%
Interest Expense	(18.9)	(24.4)	(5.5)	
Other Income	10.1	26.6	16.5	
Net Income-P/T	531.2	570.8	39.6	7.5%
Income Taxes	164.7	168.4	(3.7)	
% to Pre Tax Income	31.0%	29.5%	1.5%	
Net Income-AT	366.5	402.4	35.9	9.8%

ITW
Invested Capital

	3/31/06	12/31/06	3/31/07
Trade Receivables	2,191.7	2,471.3	2,681.5
Days Sales Outstanding	59.8	61.1	64.2
Inventories	1,279.1	1,482.5	1,601.7
Months on Hand	1.8	1.9	2.0
Other Current Assets	426.8	662.4	646.6
Accounts Payable & Accruals	(1,715.1)	(2,173.9)	(2,179.5)
Operating Working Capital	2,182.5	2,442.3	2,750.3
% to Revenue(Prior 4 Qtrs.)	17%	17%	19%
Net Plant & Equipment	1,843.2	2,053.5	2,070.5
Investments	890.2	595.1	552.2
Goodwill and Intangibles	3,956.0	5,138.7	5,283.6
Other, net	(70.5)	(384.0)	(541.0)
Invested Capital	8,801.4	9,845.6	10,115.6

ITW
Debt & Equity

	3/31/06	12/31/06	3/31/07
Total Capital			
Short Term Debt	230.8	462.7	577.1
Long Term Debt	959.9	955.6	956.3
Total Debt	1,190.7	1,418.3	1,533.4
Stockholders' Equity	8,065.2	9,017.5	9,156.8
Total Capital	9,255.9	10,435.8	10,690.2
Less:			
Cash	(454.5)	(590.2)	(574.6)
Net Debt & Equity	8,801.4	9,845.6	10,115.6
Debt to Total Capital	13%	14%	14%

ITW
Cash Flow

	2006 Q1	2007 Q1
Net Income	366.5	402.4
Adjust for Non-Cash Items	120.5	89.3
Changes in Operating Assets & Liabilities	(95.6)	(68.9)
Net Cash From Operating Activities	391.4	422.8
Additions to Plant & Equipment	(68.3)	(85.3)
Free Operating Cash Flow	323.1	337.5
Stock Repurchase	-	(179.9)
Acquisitions	(199.0)	(269.1)
Dividends	(92.6)	(117.3)
Proceeds from Divestitures	12.5	91.7
Debt	(24.0)	89.2
Proceeds from Investments	12.3	13.1
Other	51.8	19.2
Net Cash Increase (Decrease)	84.1	(15.6)

ITW
Return on Average Invested Capital

	2006 Q1	2007 Q1	F(U) Prior Yr.
Operating Income after Taxes	372.6	400.9	28.3
Operating Margins	11.3%	10.7%	-0.6%
Average Invested Capital	8,594.6	9,980.6	(1,386.0)
Capital Turnover	1.53	1.51	(0.02)
Return on Average Invested Capital	17.3%	16.1%	-1.2%

ITW
Acquisitions

	2006				2007
	Q1	**Q2**	**Q3**	**Q4**	**Q1**
Annual Revenues Acquired	353	154	388	820	399
Purchase Price					
Cash Paid	199	82	447	650	269
Stock Issued	163	-	-	-	-
Total	362	82	447	650	269
Number of Acquisitions					
North America					
Engineered Products	2	4	5	4	2
Specialty Systems	2	4	4	4	1
International					
Engineered Products	4	-	2	11	3
Specialty Systems	3	2	2	-	3
Total	11	10	13	19	9

Key Economic Data

- **Stronger fundamentals in Europe**

   EuroZone Purchasing Managers Index: 55.4% in March '07 vs. 56.5% in December '06

   EuroZone industrial production: +4.2% in February '07 vs. 2.5% in November '06

   - **German industrial production: +7.6% in February '07**

- **North American March '07 ISM Index: relatively weak 50.9% vs. 51.4% in December '06 vs. 52.9% in September '06**

- **North American March '07 ISM new order index: 51.6% vs. 52.1% in December '06 vs. 54.2% in September '06**

- **US Industrial Production (ex. Tech.): +1.2% in March '07 compared to +2.4% in December '06**

ITW
Engineered Products - North America

	2006	2007	F(U) Last Year	
	Q1	Q1	Amount	%
Operating Revenues	1,030.3	1,026.7	(3.6)	-0.4%
Operating Income	173.3	153.3	(20.0)	-11.5%
Operating Margins	16.8%	14.9%	-1.9%	

Engineered Products - North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	-6.5%	-15.8%	-1.7%
Nonvolume-related	-	3.7%	0.7%
Total	-6.5%	-12.1%	-1.0%
Acquisitions	6.7%	0.7%	-1.0%
Divestitures	-0.5%	-0.2%	-
Translation	-0.1%	-0.1%	-
Impairment	-	3.1%	0.6%
Restructuring	-	-2.9%	-0.5%
Total	-0.4%	-11.5%	-1.9%

Engineered Products - North America
Key Points

- **Total construction: -10% for Q1 '07**

- **ITW construction (tools/fasteners/trusses) base revenues: -12% for Q1 '07…driven by 32% decline in first quarter new housing starts**
  - **new housing: -7% in Q1 '07**
  - **renovation: 30+% in Q1 '07**
  - **commercial: -13% in Q1 '07**

- **Wilsonart (high pressure laminate): base revenues -8% in Q1 '07**
  - **weaker commercial/new housing as well as tough flooring "comps" led to decline**

Engineered Products - North America
Key Points

- Auto base revenues: -7% for Q1 '07
- Detroit 3 build rates: -12% for Q1 '07
  - GM: -14%
  - Ford: -15%
  - Chrysler: -3%
- New domestic build rates: +1%
- Detroit 3 inventories: 74 days at 3-31-07
  - GM: 86 days
  - Ford: 64 days
  - Chrysler: 68 days
- New domestics' inventories: 59 days at 3-31-07
- Industrial: base revenues -1% for Q1 '07
  - Key contributors: Industrial Plastics (-3%); Polymers (+2%)

ITW
Engineered Products - International

	2006 Q1	2007 Q1	F(U) Last Year Amount	%
Operating Revenues	624.3	833.1	208.8	33.4%
Operating Income	75.8	97.5	21.7	28.6%
Operating Margins	12.1%	11.7%	-0.4%	

Engineered Products - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	8.2%	27.1%	2.1%
Nonvolume-related	-	-13.2%	-1.5%
Total	8.2%	13.9%	0.6%
Acquisitions	17.2%	4.9%	-1.2%
Divestitures	-0.6%	0.6%	0.1%
Translation	8.5%	9.9%	0.2%
Impairment	-	0.2%	-
Restructuring	-	-0.8%	-0.1%
Other	0.1%	-0.1%	-
Total	33.4%	28.6%	-0.4%

Engineered Products - International Key Points

- **Construction base revenues: +13% in Q1 '07**
  - **Europe: +11% (growth in many countries; led by Germany)**
  - **Austral-Asia: +14% (commercial/retail strength in Australia)**
  - **Wilsonart Intl.: +14% (strength in the UK and Germany)**
- **Automotive base revenues: +1% in Q1 '07**
  - **Builds: +6% in Q1 '07**
  - **Mix issue/key builds: Renault Group: +0.8%; Fiat: +2.3%**
- **Industrial-based revenues: +7% in Q1 '07**
  - **Industrial Plastics: +17%; Fluid Products: +8%; Polymers: +5%**

ITW
Specialty Systems - North America

	2006 Q1	2007 Q1	F(U) Last Year Amount	%
Operating Revenues	1,124.1	1,222.4	98.3	8.7%
Operating Income	221.9	224.1	2.2	1.0%
Operating Margins	19.7%	18.3%	-1.4%	

Specialty Systems - North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	-0.9%	-1.9%	-0.2%
Nonvolume-related	-	2.2%	0.4%
Total	-0.9%	0.3%	0.2%
Acquisitions	9.9%	-2.3%	-2.2%
Divestitures	-0.1%	-	-
Translation	-0.1%	-0.1%	-
Impairment	-	1.9%	0.4%
Restructuring	-	1.2%	0.2%
Other	-0.1%	-	-
Total	8.7%	1.0%	-1.4%

Specialty Systems - North America
Key Points

- **Segment base revenues: First negative performance since Q3 2003**

- **Industrial Packaging: -8% base revenue growth in Q1 '07**
  - **Weakness in construction-related packaging categories (lumber and brick/block -30% in Q1 '07)**

- **Welding base revenues: +7% growth in Q1 '07 primarily due to strength in energy related end markets**

- **Food Equipment base revenues: 3% growth in Q1 '07; restaurant/institutional side of business prospers**

ITW
Specialty Systems - International

	2006 Q1	2007 Q1	F(U) Last Year Amount	%
Operating Revenues	615.7	783.4	167.7	27.2%
Operating Income	68.9	93.7	24.8	35.9%
Operating Margins	11.2%	12.0%	0.8%	

Specialty Systems - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	9.5%	33.4%	2.5%
Nonvolume-related	-	-0.7%	-0.1%
Total	9.5%	32.7%	2.4%
Acquisitions	10.8%	-	-1.2%
Divestitures	-0.9%	-1.4%	-
Translation	7.9%	8.8%	0.1%
Impairment	-	0.4%	-
Restructuring	-	-4.5%	-0.5%
Other	-0.1%	-0.1%	-
Total	27.2%	35.9%	0.8%

Specialty Systems - International
Key Points

- **Welding: base revenue +21% in Q1 '07 due to demand from energy/shipbuilding customers**

- **Signode industrial packaging grew 9% in Europe and increased 16% in Asia/Pacific; industrial production improves across various regions**

- **Food Equipment: base revenues +8% in Q1 '07; most growth emanating from institutional demand in Europe**

- **Finishing: base revenues grew 22% in Q1 '07 due to strong demand for Gema powder-based products in a number of European countries**

ITW
2007 Forecast

	Low	High	Mid Point
2nd Quarter			
Base Revenues	0.4%	2.4%	1.4%
Income Per Share-Diluted	$0.86	$0.90	$0.88
% F(U) 2006	6%	11%	9%
Full Year			
Base Revenues	1.8%	3.8%	2.8%
Income Per Share-Diluted	$3.27	$3.39	$3.33
% F(U) 2006	9%	13%	11%

ITW 2007 Forecast
Key Assumptions

- Exchange rates hold at current levels.

- Acquired revenues in the $800 million to $1.2 billion range.

- Share repurchases of $500 million to $700 million for the year.

- Restructuring cost of $30 to $50 million.

- No further impairment of goodwill/intangibles.

- Nonoperating other income of $70 to $80 million, which is lower than 2006 by $30 to $40 million.

- Tax rate of 29.5% for the 2nd quarter and the full year.

ITW Conference Call

Q & A

First Quarter

2007